EXHIBIT 99.1
                                                                    ------------



VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Reconciliation with United States Generally Accepted Accounting Principles


Nine-month periods ended August 31, 2003 and 2002
(Unaudited)

================================================================================

The interim consolidated financial statements of Vasogen Inc. (the "Company") as at August 31, 2003 and for the three-month and nine-month periods ended August 31, 2003 and 2002 have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") for interim financial reporting and which differ in certain respects from those applied in the United States and from practices prescribed by the United States Securities and Exchange Commission ("United States GAAP"). For information on material differences between Canadian GAAP and United States GAAP, reference should be made to the Supplemental Information, Reconciliation with United States Generally Accepted Accounting Principles for the years ended November 30, 2002, 2001 and 2000 (the "United States GAAP Reconciliations").

The financial information presented in the interim consolidated financial statements and in this reconciliation to United States GAAP is unaudited. However, in the opinion of management, such information reflects all adjustments, consisting solely of normal recurring adjustments, which are necessary to a fair statement of the results for the interim periods presented.

The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's interim consolidated financial statements as at August 31, 2003 and for the nine-month periods ended August 31, 2003 and 2002.

(a)  Consolidated statements of operations and deficit:

     ==============================================================================================================
                                                                                         NINE MONTHS ENDED
                                                                                            AUGUST 31,
                                                                                     2003                 2002
     --------------------------------------------------------------------------------------------------------------

     Loss for the period per Canadian GAAP                                   $    (18,633)        $    (13,747)
     Adjustments:
         Technology amortization                                                      190                  190
         Non-employee stock options                                                  (160)                (419)
         Performance-based options                                                   (292)                   -

     --------------------------------------------------------------------------------------------------------------
     Loss for the period per United States GAAP                              $    (18,895)        $    (13,976)
     ==============================================================================================================

     Weighted average number of common shares under
       United States GAAP                                                          54,019               48,346

     ==============================================================================================================

     Basic and diluted loss per share under United States GAAP               $      (0.35)        $      (0.29)

     ==============================================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Reconciliation with United States Generally Accepted Accounting Principles (continued)


Nine-month periods ended August 31, 2003 and 2002
(Unaudited)

================================================================================

(b)  Consolidated balance sheets:

     ==============================================================================================================
                                                      AUGUST 31, 2003                    NOVEMBER 30, 2002
     --------------------------------------------------------------------------------------------------------------
                                                                     UNITED                             UNITED
                                                    CANADA           STATES            CANADA           STATES
     --------------------------------------------------------------------------------------------------------------
     Acquired technology (i)                   $     1,076      $        --       $     1,266      $        --
     Share capital (ii) (iii)                      173,722          177,201           126,673          129,700
     Deficit, end of period (i) (ii) (iii) (iv)    (99,800)        (104,355)          (81,167)         (85,460)
     Deficit, accumulated during
       development stage (i) (ii) (iii) (iv)       (98,290)        (102,845)          (79,657)         (83,950)

     ==============================================================================================================

     (i) Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology had not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.


     (ii) Financing Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123 ("SFAS No. 123"), Accounting for Stock-based Compensation, requires the recording of compensation costs for stock options and warrants, issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board and other consultants and advisors, at fair value. The fair value of the non-employee stock options and warrants granted after December 15, 1995 has been estimated using the Black-Scholes option pricing model based on the assumptions set out in note 12(e) of the annual financial statements. The compensation cost is recognized over the service period, usually the period from the grant date to the vesting date.


            As a result, the fair value of any options granted prior to December 1, 2002 and subsequent to December 15, 1995 has not been recorded under Canadian GAAP. Under United States GAAP, the value of these options is recorded in accordance with SFAS No. 123.


     (iii) In 1996, 100,000 warrants were issued as part of the acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Reconciliation with United States Generally Accepted Accounting Principles (continued)


Nine-month periods ended August 31, 2003 and 2002
(Unaudited)

================================================================================

     (iv) Under Canadian GAAP, the Company accounts for employee stock-based compensation by the settlement method. Under United States GAAP, the Company has elected under SFAS No. 123, Accounting for Stock-based Compensation, to continue to apply the provisions of Accounting Principles Board Opinion 25 ("APB 25") to its accounting for stock compensation to employees. Under APB 25, compensation expense is measured based on the intrinsic value method, as described in the United States GAAP Reconciliations. In most cases, the application of the intrinsic value method by the Company does not result in compensation expense under United States GAAP. However, the Company granted performance-based options to employees during the period. In accordance with United States GAAP, these options are being accounted for using variable plan accounting. At each reporting date, compensation cost is measured based on an estimate of the number of options that will vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price at such dates. The compensation cost is being recognized over the estimated performance period in accordance with FASB interpretation No. 28.


(c) Consolidated statement of operations and deficit under Canadian GAAP for the cumulative period from December 1, 1987 to August 31, 2003.


     (i)    Consolidated statement of operations and deficit under Canadian
            GAAP:

     ===========================================================================
                                                                    PERIOD FROM
                                                            DECEMBER 1, 1987 TO
                                                                AUGUST 31, 2003
     ---------------------------------------------------------------------------

         Expenses:
              Research and development                             $     63,419
              General and administrative                                 42,873
              Foreign exchange gain                                      (1,910)
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------

         Loss before the undernoted                                     104,382


         Investment income                                               (6,092)
     ---------------------------------------------------------------------------

         Loss for the period                                             98,290

         Deficit, beginning of period                                     1,510

     ---------------------------------------------------------------------------
         Deficit, end of period                                  $       99,800
     ===========================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Reconciliation with United States Generally Accepted Accounting Principles (continued)


Nine-month periods ended August 31, 2003 and 2002
(Unaudited)

================================================================================

     (ii) The following table presents the impact of the cumulative material differences between Canadian GAAP and United States GAAP on the consolidated statements of operations for that cumulative period:

     ===========================================================================
                                                                     PERIOD FROM
                                                             DECEMBER 1, 1987 TO
                                                                 AUGUST 31, 2003
     ---------------------------------------------------------------------------

         Loss per Canadian GAAP                                    $     98,290
         Technology cost (note (b)(i))                                    4,081
         Technology amortization (note (b)(i))                           (3,005)
         Non-employee stock options (note (b)(ii))                        3,126
         Performance based options (note (b)(iv))                           292
         Warrants issued to acquire technology (note (b)(iii))               61

     ---------------------------------------------------------------------------
         Loss per United States GAAP                               $    102,845
     ===========================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Reconciliation with United States Generally Accepted Accounting Principles (continued)


Nine-month periods ended August 31, 2003 and 2002
(Unaudited)

================================================================================

(d) Consolidated statement of cash flows under Canadian GAAP for the cumulative period from December 1, 1987 to August 31, 2003.


     (i) Consolidated statement of cash flows under Canadian GAAP:

     ==============================================================================================
                                                                                        PERIOD FROM
                                                                                DECEMBER 1, 1987 TO
                                                                                    AUGUST 31, 2003
     ----------------------------------------------------------------------------------------------
         Cash provided by (used in):

         Operations:
              Loss for the period                                                     $    (98,290)
              Items not involving cash:

                Amortization of capital assets and acquired technology                       3,720
                Foreign exchange gain                                                       (1,722)
                Stock-based compensation to non-employees                                    2,658
              Change in non-cash operating working capital                                  (2,026)

     ----------------------------------------------------------------------------------------------
                                                                                           (95,660)
         Financing:
              Shares issued for cash                                                       156,492
              Share issue costs                                                            (11,046)
              Warrants exercised for cash                                                   15,858
              Options exercised for cash                                                     5,098
              Issuance of convertible debt, net                                                622
              Payable to related parties                                                      (234)
     ----------------------------------------------------------------------------------------------
                                                                                           166,790

         Investments:
              Increase in capital assets                                                    (1,000)
              Purchases of marketable securities                                          (146,606)
              Maturities of marketable securities                                           79,745
              Increase in acquired technology                                               (1,281)

     ----------------------------------------------------------------------------------------------
                                                                                           (69,142)

         Foreign exchange loss on cash held in foreign currency                                 61
     ----------------------------------------------------------------------------------------------

         Increase in cash and cash equivalents                                               2,049

         Cash and cash equivalents, beginning of period                                         --

     ----------------------------------------------------------------------------------------------

         Cash and cash equivalents, end of period                                      $     2,049

     ==============================================================================================

         Supplemental disclosure of non-cash financing and investing activities:
              Options issued for share issuance cost                                   $     1,769
              Shares issued on debt conversion                                                 650
              Debt conversion                                                                 (650)
              Shares issued for services                                                     2,449
              Shares issued for technology                                                   2,799
              Technology acquired for shares issued                                         (2,799)

     ==============================================================================================

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Reconciliation with United States Generally Accepted Accounting Principles (continued)


Nine-month periods ended August 31, 2003 and 2002
(Unaudited)

================================================================================

     (ii)   Consolidated statements of cash flows:


            Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in (c)(ii). Cash used in investing activities under United States GAAP excludes amounts representing acquired technology (note (b)(i)).

(e)  Income taxes:

     Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from capital assets for items of a capital nature. Under United States GAAP purposes, these tax credits would be reclassified as a reduction of income tax expense. There were no investment tax credits and other research and development credits recorded in the current period ended August 31, 2003. There have been no investment tax credits and other research and development credits deducted from capital assets since December 1, 1987.


(f)  Operating leases:


     Rental expenses under operating leases for the nine months ended August 31, 2003 were $243,000 (2002 - $243,000).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Reconciliation with United States Generally Accepted Accounting Principles (continued)


Nine-month periods ended August 31, 2003 and 2002
(Unaudited)

================================================================================

(g)  Pro forma information:


     While SFAS No. 123 does not require the recording of compensation cost for stock options issued to employees at fair value, it does require disclosure of pro forma net income and income per share information as if the Company had measured for employment options issued to employees under the fair value method and recognized that fair value over the vesting period. This information is as follows:

     =======================================================================================
                                                                      NINE MONTHS ENDED
                                                                         AUGUST 31,
                                                                  2003                 2002
     ---------------------------------------------------------------------------------------
     Loss for the period per United States GAAP           $    (18,895)        $    (13,976)
     Compensation expense related to the
       fair value of stock options                              (1,217)                (770)

     ---------------------------------------------------------------------------------------
     Pro forma loss for the period                        $    (20,112)        $    (14,746)
     =======================================================================================

     Pro forma loss per share                             $      (0.37)        $      (0.30)

     =======================================================================================


     The effects of applying SFAS No. 123 to calculate compensation cost may not be representative of the effects on pro forma net income in future periods.